Palm City Wines
Profit and Loss
January - March, 2023

	Total
Income	
4000 Sales	
4100 Food	215,083.85
4300 Beer	43,297.05
4500 Wine	181,299.84
4800 NA BEV	1,783.45
4900 - Service Fee	10,117.63
4900 Merchandise	1,724.60
Total 4000 Sales	**$ 453,306.42**
Total Income	**$ 453,306.42**
Cost of Goods Sold	
5000 Cost of Sales	
5100 Food	
5110 Meat	26,740.00
5120 Seafood	5,846.10
5130 Produce	15,405.62
5140 Dairy	10,409.98
5150 Bakery	17,005.80
5160 Grocery	16,536.59
Total 5100 Food	**$ 91,944.09**
5300 Beer	20,139.80
5500 Wine	81,533.91
5801 NA BEV	
5800 Coffee/Tea	538.96
5820 Mineral Water	1,152.60
Total 5801 NA BEV	**$ 1,691.56**
Total 5000 Cost of Sales	**$ 195,309.36**
6000 Payroll	
6125 Kitchen Hourly	37,918.87
6225 Wait Staff	42,346.37
6800 Officer Compensation	36,000.00
6910 Group Insurance	9,792.66
6920 FICA	14,224.18
6930 Federal Unemployment Tax	569.17
6940 State Unemployment Tax	3,307.63
6950 Worker's Compensation	4,567.00
6965 Sick Pay	0.00
Total 6000 Payroll	**$ 148,725.88**
Total Cost of Goods Sold	**$ 344,035.24**
Gross Profit	**$ 109,271.18**
Expenses	
7000 Controlable Expenses	
7001 Supplies	

7110 Cleaning Supplies		28.00
7120 Packaging Supplies		1,869.31
7125 Menus, Checks & Matches		40.16
7140 Operating Supplies		5,127.50
7170 Memberships/Dues		1,761.43
Total 7001 Supplies	$	**8,826.40**
7200 Outside Services		
7210 Linen		1,465.38
7230 Postage/Messenger		-15.00
7240 Flower Displays/Landscape		1,332.86
7260 Extermination		776.06
Total 7200 Outside Services	$	**3,559.30**
7300 Repairs & Maintainence		
7310 R&M		1,690.00
Total 7300 Repairs & Maintainence	$	**1,690.00**
7400 Smallwares		
7430 Kitchenware		756.70
Total 7400 Smallwares	$	**756.70**
7500 Utilities		
7510 Electricity		2,769.73
7520 Gas		119.66
7530 Water		1,113.85
7540 Waste Removal		1,769.95
7550 Telephone		476.91
7570 Security System		225.27
Total 7500 Utilities	$	**6,475.37**
7600 Travel & Entertainment		
7610 Meals Research		2,782.65
7620 Auto Related		740.95
7630 Travel		1,862.08
Total 7600 Travel & Entertainment	$	**5,385.68**
7700 Comps		2,656.72
Total 7000 Controlable Expenses	$	**29,350.17**
8000 Non-Controllable Expenses		
8100 Cash & Banking		
8110 Credit Card Discount		15,458.62
8120 Payroll Fees		1,625.57
8130 Bank Fees		531.73
Total 8100 Cash & Banking	$	**17,615.92**
8200 Administrative Expenses		
8210 Legal Fees		1,794.50
8225 Accounting/Tax		4,250.00
8230 Consulting Fees		6,000.00
Total 8200 Administrative Expenses	$	**12,044.50**
Total 8000 Non-Controllable Expenses	$	**29,660.42**
8500 Occupancy		
8510 Minimum Rent		11,472.00
8515 Equipment Rental		1,531.97

8560 Insurance			1,101.75
8570 Licenses, Taxes & Fees			1,328.00
Total 8500 Occupancy		$	**15,433.72**
Total Expenses		$	**74,444.31**
Net Operating Income		$	**34,826.87**
Net Income		$	**34,826.87**

Palm City Wines
Balance Sheet
As of March 31, 2023

		Total
ASSETS		
Current Assets		
Bank Accounts		
Cash on hand		8.70
Checking		66,940.48
Total Bank Accounts	$	**66,949.18**
Other Current Assets		
1200 Pending Deposits		2,942.05
1700 Wine Inventory		0.00
1725 Beer Inventory		0.00
1750 Food Inventory		0.00
Total Other Current Assets	$	**2,942.05**
Total Current Assets	$	**69,891.23**
Fixed Assets		
1810 Construction Costs		269,549.21
1820 Architecture/Design		36,587.45
1830 Planning & Permitting		13,611.00
1840 Security Deposit		24,000.00
1850 FF&E		54,083.65
1855 Accumulated Depreciation		-210,219.00
1890 Accumulated Amortization		-5,159.00
Total Fixed Assets	$	**182,453.31**
Other Assets		
1865 Pre Opening Legal		1,714.00
1870 Pre Opening Occupancy		33,705.72
1875 Pre Opening Supplies		5,823.39
1880 Pre Opening Payroll and Benefits		2,970.90
Total Other Assets	$	**44,214.01**
TOTAL ASSETS	$	**296,558.55**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		54,347.44
Total Accounts Payable	$	**54,347.44**
Credit Cards		
XXXX5444 (5444)		23,120.56
Total Credit Cards	$	**23,120.56**
Other Current Liabilities		
2200 Accrued Sales Tax - CA		14,789.06
2310 Payroll Payable		-367.47
2330 Tips Payable		15,558.34
2430 Gift Certificates		8,401.65

2700 Loan Payable			50,000.00
2800 SBA Loan			133,909.88
Total Other Current Liabilities		$	222,291.46
Total Current Liabilities		$	299,759.46
Total Liabilities		$	299,759.46
Equity			
3000 Equity			
3100 Member Equity			175,000.00
3250 Distributions			-77,992.00
Total 3000 Equity		$	97,008.00
Retained Earnings			-135,035.78
Net Income			34,826.87
Total Equity		-$	3,200.91
TOTAL LIABILITIES AND EQUITY		$	296,558.55

Palm City Wines
Statement of Cash Flows
January - March, 2023

		Total
OPERATING ACTIVITIES		
Net Income		34,826.87
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1700 Wine Inventory		0.00
1725 Beer Inventory		0.00
1750 Food Inventory		0.00
Accounts Payable (A/P)		24,352.17
XXXX5444 (5444)		9,978.03
2200 Accrued Sales Tax - CA		1,967.34
2310 Payroll Payable		0.00
2330 Tips Payable		6,159.25
2430 Gift Certificates		432.77
2800 SBA Loan		-10,217.88
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**32,671.68**
Net cash provided by operating activities	**$**	**67,498.55**
INVESTING ACTIVITIES		
1840 Security Deposit		-12,500.00
Net cash provided by investing activities	**-$**	**12,500.00**
Net cash increase for period	**$**	**54,998.55**
Cash at beginning of period		14,892.68
Cash at end of period	**$**	**69,891.23**

Thursday, Apr 27, 2023 12:33:51 PM GMT-7